Mail Stop 4561

January 20, 2006

James L. Conway, Chief Executive Officer
Netsmart Technologies, Inc.
3500 Sunrise Highway
Great River, New York 11739

RE: **Netsmart Technologies, Inc.**
Registration Statement on Form S-3
File No. 333-127238
Filed on October 27, 2005 and December 9, 2005

Form 10-K for the year ended December 31, 2004
Filed on March 18, 2005 and amended on December 9, 2005

Form 10-Q for the quarterly period ended March 31, 2005
Filed on May 11, 2005 and amended on December 9, 2005

Form 10-Q for the quarterly period ended June 30, 2005
Filed on August 10, 2005 and amended on December 9, 2005

Form 8-K filed on September 28, 2005 and amended on
December 9, 2005

Form 10-Q for the quarterly period ended September 30, 2005
Filed on November 14, 2005 and amended on December 9,
2005

Dear Mr. Conway:

We have limited our review of your filings to those issues we have addressed in our comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

Prior Comment Number 6

1. We note that a majority of the "general" revenue are associated with components of individual development contracts that are accounted for on the estimated percentage of completion method. Tell us why you consider the term "general" to be an appropriate line item heading when the revenue sources relate to components of individual "development contracts." Consider revising the line item heading to give investors a better understanding of your respective revenues.

Note 3. Accounts Receivable, page F-18

Prior Comment Number 8

2. As previously requested, explain why a discussion of the underlying history and assumptions that resulted in the material change was not included within your MD&A. Explain how you considered SEC 34-48960 in preparing your MD&A disclosures

Form 8-K/A filed on December 9, 2005

Pro Forma Financial Statements

Prior Comment Number 10

3. We note your response to our prior comment as well as the pro forma financial statements included in your Form 8-K/A filed on January 10, 2006 and have the following additional comments:

- We acknowledge that the financial information included in your Form 8-K met the requirements of your 1934 Act reporting obligations. However, for purposes of your Form S-3, you are required to provide pro forma financial statements required by Article 11 of Regulation S-X. Your pro forma presentation should be based on the latest balance sheet included in the filing (e.g., Form S-3). Since your Form S-3 includes your financial results as of September 30, 2005, you must provide pro forma financial statements as of and for the periods ending September 30, 2005. Please revise your Form S-3 as necessary to provide this updated pro forma financial information.
- Your revised pro forma financial statements for the year ended December 31, 2004 indicate that the CL results are based on 'estimated historical amounts'. Given the results for CL materially impact your consolidated pro forma results for the year ended December 31, 2004, it does not appear appropriate to use estimated operations for this acquisition.

Form 10-Q for quarter ended September 30, 2005

Note 8. Acquisitions, page 12

CMHC Systems, Inc. ("CMHC")

Prior Comment Number 11

4. Your response indicates that you believe you have a performance obligation to maintain and upgrade the software including ongoing enhancements. Clarify whether these are specified upgrades and enhancements or unspecified upgrades/enhancements on a when-and-if-available basis. If they are of the latter type, further explain why you believe this represents a contractual performance obligation if you only have to provide them on a 'when-and-if-available" basis. Clarify whether you intended to continue to provide upgrades/enhancements on a when-and-if-available basis when you acquired CMHC and whether you have actually delivered such unspecified upgrades/enhancements related to the CMHC software following its acquisition.

5. We note in your response that your maintenance contracts "may require [you] to make modifications to meet any new federal or state reporting requirements…" Tell us more about these modification requirements and how prevalent they have been in the past. Said differently, explain how significant research and development activities for unspecified product upgrades/enhancements have been in past maintenance contracts as compared to the telephone help services included in the contracts. Refer to EITF 04-11.

6. In light of the significant management assumptions and judgments required in assessing the fair value of the PCS deferred revenue liability, include enhanced disclosures in your critical accounting polices to describe the method used to fair

value deferred PCS assumed in business combinations, the amount of deferred PCS recorded in connection with acquisitions and that you intend to fulfill each obligation under the PCS arrangement. Further, disclose the amount of deferred PCS that would have been recorded in connection with business combinations if you did not intend to perform research and development activities post acquisition to provide unspecified software upgrades.

Note 10. Subsequent Events, page 16

Prior Comment Number 12

7. We note your response to our prior comment. Pursuant to the Company's telephone conversation with the Staff on January 20, 2006, should the Company wish to provide additional information regarding their analysis of EITF 05-04, the Staff will review such information and provide additional comments as necessary.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jason Niethamer at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397 or Anne Nguyen, Special Counsel at (202) 551- 3611. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Nancy D. Lieberman, Esq.
        by facsimile 516-822-4824